

Mail Stop 3030

January 27, 2010

Mr. Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer
Twin Disc, Inc.
1328 Racine Street
Racine, WI 53403

> **Re: Twin Disc, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 11, 2009**
> **File No. 001-07635**

Dear Mr. Eperjesy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Fiscal 2009 Compared to Fiscal 2008

1.   We note your disclosures within the Gross Profit section indicating lower volumes and selective pricing actions impacting your results. Please revise future filings to quantify the effects of volume and pricing changes. Refer to Item 303(A)(3)(iii).

2.   We further note your disclosure that an increase in warranty expense impacted your gross profit for the period. Please revise future filings to quantify the impact of such changes. In addition, please tell us and revise future filings to explain the reasons for the increase in warranty expense in light of the decline in sales.

3.   We note your discussion under the marketing, engineering and administrative expenses heading regarding severance charges related to actions in your Belgian operation. We note separate presentation of restructuring charges on page 14. Explain to us why you classified the $1.3 million of severance charges relating to your Belgian operation as ME&A expenses in 2009 rather than classifying this in the restructuring of operations line item.

Liquidity and Capital Resources, page 18

Future Liquidity and Capital Resources, page 19

4.   We note your presentation here of the non-GAAP measure "four quarter EBITDA" and a ratio of funded debt to EBITDA. Please revise future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, it appears that your "four quarter EBITDA" presented here does not adjust for interest income. Please explain to us why you do not adjust for interest income in your presentation of "four quarter EBITDA."

Critical Accounting Policies, page 21

– Revenue Recognition, page 21

5.   To the extent that management believes that revenue recognition is a critical accounting estimate, please revise future filings to provide more meaningful disclosure of your revenue recognition by explaining the specific reasons why management believes revenue recognition is a critical accounting estimate. In this regard, explain your reference to "other revenue recognition issues." Also, rather than stating that your policies comply with GAAP or SEC Rules, revise future filings to explain the significant

judgments and estimates involved in determining whether your revenue recognition policies comply with GAAP and SEC Rules. Refer to SEC Release 33-8350.

– Goodwill, page 22

6.   In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures here in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

- Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

- Disclose the amount of goodwill allocated to the reporting unit;

- Describe the methods and key assumptions used and how the key assumptions were determined;

- Describe the degree of uncertainty associated with the key assumptions; and

- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 11. Executive Compensation, page 30

7.   We note your disclosure under the "Setting Executive Compensation" section of the proxy statement than you have incorporated by reference into your Form 10-K for the year ended June 30, 2009. Please tell us and in your future filings, as applicable, please disclose the name of the independent consultant that provides information on the market median compensation levels to your compensation committee.

8.   Based on your disclosure that you look to establish total compensation at the market median (50th percentile) for companies of a similar size and industry, it appears that your independent consultant develops a set of peer companies. In your applicable future filings, please identify these peer companies. Please also briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

9.   Please reconcile your disclosure under the "Base Salary" heading concerning FY2009 percentage increases for each executive officer with the salary figures for FY2008 and FY2009 provided in the summary compensation table.

10.   Please explain how you target base salary levels at the market median and also determine salary increases based on financial performance and individual accomplishments. Do you adjust base salary above or below the market median depending on how well the company and the individual executive performed in the previous year? Please advise.

11.   Please tell us the company-wide financial performance and individual accomplishments of your executives that determined the amount of the base salary increases in FY2009. In your future filings, as applicable, please confirm that you will disclose the company and individual accomplishments that determine salary adjustments.

12.   Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis your actual performance relative to each of the performance targets that must be achieved in order for your named executive officers to receive incentive compensation.

13.   We note your disclosure in the final paragraph under the heading "Long-Term Incentive Compensation." Please tell us, and in future filings as applicable please disclose, why some executive officers received shares of restricted stock and why others did not. To the extent that individual executives choose whether to take incentive compensation in the form of performance stock, performance stock units or restricted stock, please disclose.

Financial Statements, page 32

Consolidated Statements of Cash Flows, page 36

14.   Please revise the consolidated statements of cash flows in future filings to present payments and proceeds from borrowings under notes payable on a gross basis in accordance with paragraph 230-10-45-7 of the FASB Accounting Standards Codification.

Note A. Significant Accounting Policies, page 38

Fair Value of Financial Instruments, page 38

15.   We note your disclosure here regarding the fair value of your outstanding notes. Please revise future filings to disclose how you determined the fair value of your outstanding notes. In this regard, please also revise future filings as appropriate to provide any applicable disclosures set forth in section 820-10-50 of the FASB Accounting Standards Codification.

Revenue Recognition, page 39

16.   We note from page 4 that your worldwide sales are transacted through a direct sales force
        and a distributor network. Please revise future filings to discuss in greater detail your
        revenue recognition policy with respect to sales to distributors. Disclose any significant
        payment terms, return rights, exchange provisions, price protection, discounts, sales
        incentives and any other significant matters. Refer to SAB 104 and paragraph 650-15-25
        of the FASB Accounting Standards Codification as appropriate.

Note G. Debt, page 45

17.   We note your presentation here of certain non-GAAP financial measures. Please revise
        future filings to remove any non-GAAP financial measures from the footnotes to your
        financial statements unless such non-GAAP financial measures are required to be
        disclosed by GAAP or Commission rules. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Note J. Business Segments and Foreign Operations, page 49

18.   We note that the geographic information for net sales on page 51 has been separated into
        three components, United States, Italy, and other. Please confirm that no revenues
        attributed to any individual foreign country are material. If material, please disclose
        separately in future filings. Refer to paragraph 280-10-50-41 of the FASB Accounting
        Standards Codification.

19.   We note your disclosures of long-lived assets by geographic location, which includes
        goodwill and intangible assets. Please revise this disclosure in future filings to present
        only tangible assets. Refer to paragraph 280-10-55-23 of the FASB Accounting
        Standards Codification.

Note K. Stock-Based Compensation, page 51

20.   Please revise future filings to disclose the method you use to determine the fair value of
        your stock options. Additionally, disclose the assumptions utilized and how you
        determined the assumptions in these models including volatility, risk free interest rate,
        expected life, etc. Refer to the guidance in paragraphs 718-10-50-1c through 2 of the
        FASB Accounting Standards Codification and SAB Topic 14.

Note M. Pension and Other Postretirement Benefit Plans, page 55

21.   We note your disclosure that on June 3, 2009, you announced you would freeze future accruals under the domestic defined benefit pension plans effective August 1, 2009 and that you recorded a curtailment gain of $1.7 million in the fourth quarter of 2009. We further note from your disclosures on page 14 that $1.2 million of the curtailment gain was recorded as income in cost of goods sold. Please address the following:

- Clarify for us how you met the gain recognition criteria of paragraph 715-30-35-94 of the FASB Accounting Standards Codification by telling us the exact date at which the plan amendment was adopted.

- Explain how you determined that $1.2 million of the gain should be recorded as income in cost of goods sold.

Exhibits

22.   Please file as an exhibit to your next applicable 1934 Act periodic report the revolving loan agreement with M&I Marshall & Ilsley Bank, or tell us why you believe you are not required to file it as a material contract pursuant to Item 601(b)(10) to Regulation S-K.

Form 10-Q for period ended September 25, 2009

Results of Operations

Comparison of the First Quarter of FY 2010 with the First Quarter of FY 2009

23.   We note the statement by your CEO during your First Quarter 2010 earnings call conducted on October 22, 2009 quantifying the impact of plant shutdowns on your quarterly earnings. In your future filings, as applicable, please revise your disclosure to indicate the extent to which your income is materially affected by any unusual or infrequent events or significant economic changes. Please refer to Item 303(a)(3)(i).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Daniel Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief